UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 7, 2021

Greenfield Groves Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

83-3630176

(I.R.S. Employer Identification No.)

18575 Jamboree Road #6
Irvine, CA 92612

(Full mailing address of principal executive offices)

(541) 581-0470

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock.

Item 4.  Changes in Issuer’s Certifying Accountant

(a)  Dismissal of Independent Certifying Accountant

Effective April 7, 2021, Greenfield Groves Inc., a Nevada benefit corporation (the “Company”), dismissed Hall & Company Certified Public Accountants and Consultants, Inc. (“H&C”) as the Company’s independent registered public accounting firm. The Company intends to engage Pinnacle Accountancy Group of Utah, Certified Public Accountants, a dba of Heaton & Company, PLLC (“Pinnacle”), as its independent registered public accounting firm, although Pinnacle’s engagement has not been formally finalized as of the date hereof. The decision to change accountants was approved by the Company’s Board of Directors effective April 7, 2021. H&C’s dismissal was not the result of any disagreement between the Company and H&C on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

The audit report of H&C regarding the Company’s financial statements for the period from February 19, 2019 (the Company’s inception) through December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the period from the Company’s inception through December 31, 2019 and the fiscal year ended December 31, 2020, and during the period from January 1, 2021 to April 7, 2021, the date of H&C’s dismissal, (i) there were no disagreements with H&C on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of H&C, would have caused H&C to make reference to the subject matter of any such disagreement in connection with its report, and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided H&C with a copy of the foregoing disclosures and requested that H&C furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter is filed as Exhibit 9.1 to this Current Report on Form 1-U.

EXHIBIT INDEX

Exhibit No.	Description

EX 9.1	Letter from Hall & Company Certified Public Accountants and Consultants, Inc. dated April 12, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENFIELD GROVES INC.

Date: April 13, 2021	By:	/s/ Lindsay Giguiere
	Name:	Lindsay Giguiere
	Title:	Chief Executive Officer

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